

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2024

Arthi Chakravarthy
Chief Legal Officer
Enovix Corporation
3501 W. Warren Avenue
Fremont, California 94538

> **Re: Enovix Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 29, 2024**
> **Form 8-K Furnished May 1, 2024**
> **File No. 001-39753**

Dear Arthi Chakravarthy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing